Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Caviar, a business of Square, Inc.:

We consent to the use of our report dated September 18, 2019, with respect to the combined balance sheets of Caviar, a business of Square, Inc. (the Company) as of December 31, 2017 and 2018, the related combined statements of comprehensive loss, changes in equity, and cash flows for the years then ended, and the related notes to the combined financial statements, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report refers to a change in the Company’s method of accounting for revenue due to the adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, in 2018.

/s/ KPMG LLP

San Francisco, California

November 13, 2020